Via Facsimile and U.S. Mail
Mail Stop 6010

January 5, 2007

Mr. Daniel M. Junius
Executive Vice President and
Chief Financial Officer
ImmunoGen, Inc.
128 Sidney Street
Cambridge, MA 02139

Re: Form 10-K for the Fiscal Year Ended June 30, 2006
Filed August 28, 2006
File No. 000-17999

Dear Mr. Junius:

        We have limited our review of your filing to those issues we have addressed in
our comment. In our comment, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note B. Summary of Significant Accounting Policies
Revenue Recognition, page 44

1. You recognized revenue of $1.1 million from the sanofi-aventis contract in the
    quarter ended September 30, 2005 rather than in fiscal 2005, the year it was
    earned. This resulted in net loss being understated in the quarter ended September
    30, 2005 by 18.9% and net loss being overstated for the year ended June 30, 2005
    by 11.2%. Please provide us your analysis supporting your conclusion that this

error is not material and that your financial statements should not be restated. In your analysis also show us the dollar and percentage effect of the error on each quarter in fiscal 2005.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant